EXHIBIT 4.8.2

Ministry of the Russian Federation for Communications and Information

Amendment No. 2
to License No. 15130 (registration series A 014207)
dated June 13, 2000

To add an additional clause to the Conditions For Carrying Out Activities Under License No. 15130:

“The Licensee shall effect payments out of income received for the rendered communication and information services, to the account of the Ministry of the Russian Federation for Communications and Information, pursuant to the standards established under Decree No. 380 of the Government of the Russian Federation of April 28, 2000.

Transfer of cash funds shall be effected on a monthly basis subject to the actual income received for the communication and information services rendered in the preceding month, no later than the 20th day of the subsequent month. The amount to be transferred shall be confirmed each quarter upon the provision of accounting reports to the tax agencies.

With a view to effecting control over the completeness of cash transfers to the account of the Ministry of the Russian Federation for Communications and Information, the licensee shall, upon written request of the management of the department for control over communications and information in the relevant political subdivision of the Russian Federation, provide the corresponding accounting report form which reflects the income from the provided communications and information services.

This requirement shall be an inalienable part of the license issued earlier.”

First Deputy Minister of the Russian Federation for Communications and Information	[Signature]	Yu.A. Pavlenko

January 25, 2001

Head of the Department of the Organization of Licensing Activity	[Signature] [Seal]	B.V. Vorobiev

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